FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 21, 2004

Lucky1 Enterprises Inc.

Filer# 0-16353

6th Floor, 1199 West Hastings Street

Vancouver, British Columbia

Canada V6E 3T5

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

   EXHIBITS

Exhibit 1

News Release-dated April 21, 2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lucky 1 Enterprises Inc.

By: “Bedo H. Kalpakian”

(Signature)

President & Director

Date: April 21, 2004

Exhibit 1.

NEWS RELEASE

Symbol: LKYOF.OTC Bulletin Board

April 21, 2004

Lucky 1 Enterprises Inc. (the “Company or “Lucky”)wishes to announce that it has granted today an aggregate of 971,175 Incentive Stock Options to Directors, Officers, Employees and Consultants of the Company which are exercisable at U.S. $0.15 per common share. These Options have been reserved for issuance pursuant to the Company’s 2002 and 2003 Stock Option Plans.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT TELEPHONE NUMBER (604) 681-1519 or email: info@lucky1.net .

On behalf of the Board of

Lucky 1 Enterprises Inc.

“Bedo H. Kalpakian”

____________________________

Bedo H. Kalpakian, President

LUCKY 1 ENTERPRISES INC.

600 – 1199 West Hastings Street

Vancouver, BC, Canada   V6E 3T5

Tel:(604) 681-1519

Fax:(604) 681-9428

Email: info@lucky1.net  website: www.lucky1.net

C:Lucky StockOptions April 21/04